MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

November 5, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

HIGH-GRADE GOLD VALUES RECEIVED FROM PRELIMINARY WORK ON
TROY PROJECT

Miranda Gold is pleased to announce results from preliminary exploration work including underground mapping and sampling at the Locke Mine. The Locke Mine is located on Miranda Gold Corp.’s Troy Project located in Nye County, approximately 90 miles (145 km) east of Tonopah, Nevada.

Miranda’s recent work has determined that mine stopes are located on multiple north-south striking, 32-40Ú east-dipping fault-veins that overprint an older quartz body. Fifteen samples were taken in order to characterize gold grades in these stopes and to characterize inferred controls to mineralization. Four of ten select stope or dump samples returned values greater than 1.0 oz Au/ton (34.3 g Au/t) including a high of 16.8 oz Au/ton (575 g Au/t). The highest-grade sample occurs where north-south fault-veins intersect lower-angle carbonaceous shear zones. Gold is associated with late-stage vuggy, sugary grey quartz with abundant limonite and local sphalerite, galena, and arsenopyrite. Trace elements show a strong gold-bismuth correlation suggesting that the Troy veins represent an intrusive-associated mesothermal gold system. Listed below are results from this sampling program:

Sample #	Gold (g/t)	Gold (oz/t)	Comments

TYBC003	50.4	1.472	Mine Dump
TYBCU001	2.93	0.086	Stope
TYBCU002	576	16.819	Stope
TYBCU003	5.12	0.150	Stope
TYBCU004	8.82	0.258	Stope
TYBCU005	0.314		Stope
TYBCU006	0.079		Adit Wall
TYBCU007	0.017		Adit Wall
TYBCU008	47.9	1.399	Stope
TYBCU009	0.136		Adit Wall
TYBCU010	0.174		Adit Wall
TYBCU011	48.4	1.413	Stope
TYBCU012	0.537		Stope
TYBCU013	0.061		Adit Wall
TYJH001	5.98	0.175	Stope

Accounts of historic production for the Locke Mine on Miranda’s Troy Project report head grades from 0.345 to 0.571 oz Au/ton during the period 1948 to 1950. Stopes dating from this period are typically from 2.5 to 10 feet wide. Miranda’s sampling suggests that high-grade gold occurs preferentially in the hanging wall contact of the fault-vein, especially at fault/shear intersections. Mine workings and upper level prospects on the vein system suggest that three or more sub-parallel veins have a down-dip extent of mineralization of 600 to 700 feet (180 to 210 m) sub-parallel to topography.

Miranda’s results are very positive giving support for the possibility of discovering high-grade gold deposits, and the mesothermal nature suggests that depth limitation may not exist. More work is required to define grade continuity and vein widths in the underground workings; however, Miranda considers that the projected extensions of multiple veins along strike and down-dip from known workings present an attractive drill target. The Troy property has never been drilled and little work is required to prepare the project for drilling. The stacked vein system can be readily tested with a series of west-directed angle drill holes approximately 500 feet deep (150 m) deep.

For more information visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.